Item 1

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                           May-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-May-01
Current Calculation Date        09-May-01
Previous Payment Date           17-Apr-01
Previous Calculation Date       09-Apr-01
--------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------
                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                      Calculation Date
                                   09-Apr-01                                        09-May-01
------------------------------------------------------------------------------------------------
Expense Account                    4,841,381.07    4,456,059.22  (4,098,644.78)    5,198,795.51
Collection Account               151,253,618.93   14,777,574.48 (65,373,966.93)  100,657,226.48
Aircraft Purchase Account                     -               -              -                -

 - Liquidity Reserve cash balance 85,879,652.00                              -    85,879,652.00
------------------------------------------------------------------------------------------------
Total                            156,095,000.00   19,233,633.70 (69,472,611.71)  105,856,021.99
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                  -
Interest Income                                                                               -
Aircraft Purchase Payments                                                                    -
Economic Swap Payments                                                                        -
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                           -
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       4,841,381.07
Transfer from Collection Account on previous Payment Date                          4,436,950.00
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Interest Income                                                                       19,109.22
Balance on current Calculation Date
 - Payments on previous payment date                                              (2,064,258.40)
 - Interim payments                                                                           -
 - Other                                                                          (2,034,386.38)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                5,198,795.51
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     151,253,618.93
Collections during period                                                         14,777,574.48
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                        (3,158,618.93)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                        (1,278,331.07)
Aggregate Note Payments on previous Payment Date                                 (60,937,016.93)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                              100,657,226.48
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              20,879,652.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         85,879,652.00
                                                                               -----------------
------------------------------------------------------------------------------------------------

                                  Page 1 of 4


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-May-01
Current Calculation Date               09-May-01
Previous Payment Date                  17-Apr-01
Previous Calculation Date              09-Apr-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        105,856,021.99
Liquidity Reserve Amount                                                                         (85,879,652.00)
                                                                                              ------------------
Available Collections                                                                             19,976,369.99
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                3,880,999.86
     b)      Swap Payments other than subordinated swap payments                                   1,184,526.80
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        649,502.38
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        852,315.57
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,879,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                              75,391.68
(xiv)        Class C Scheduled principal                                                             196,987.51
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        5,428,312.86
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         105,856,021.99
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,879,652.00
                                                                                              ------------------
                                                                                                  19,976,369.99
                                                                                              ==================
----------------------------------------------------------------------------------------------------------------

                                  Page 2 of 4


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                 15-May-01
Current Calculation Date             09-May-01
Previous Payment Date                17-Apr-01
Previous Calculation Date            09-Apr-01
---------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------------
                                         Subclass         Subclass         Subclass         Total
Floating Rate Notes                         A-2              A-3              A-4          Class A

-----------------------------------------------------------------------------------------------------
Applicable LIBOR                             5.02250%        5.02250%        5.02250%
Applicable Margin                             0.3200%         0.4600%         0.5200%
Applicable Interest Rate                     5.34250%        5.48250%        5.54250%
Day Count                                     Act/360         Act/360         Act/360
Actual Number of Days                              28              28              28
Interest Amount Payable                    680,531.01    2,409,254.17      791,214.68
Step-up Interest Amount Payable               NA              NA              NA
-----------------------------------------------------------------------------------------------------
Total Interest Paid                        680,531.01    2,409,254.17      791,214.68    3,880,999.86
-----------------------------------------------------------------------------------------------------

Expected Final Payment Date                 15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                    17-Aug-98       15-Feb-06       15-Aug-00
-----------------------------------------------------------------------------------------------------
Original Balance                       290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance  163,775,094.84  565,000,000.00  183,541,004.35  912,316,099.19
-----------------------------------------------------------------------------------------------------
Extended Pool Factors                          72.89%         100.00%         100.00%
Pool Factors                                   63.79%         100.00%          87.34%
-----------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                               -
Scheduled Principal Payment                         -               -               -               -
Supplemental Principal Payment           2,559,692.61               -    2,868,620.25    5,428,312.86
-----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount      2,559,692.61               -    2,868,620.25    5,428,312.86
-----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                     -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  161,215,402.23  565,000,000.00  180,672,384.10  906,887,786.33
-----------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

---------------------------------------------------------------------------------- ----------------------------------------------
                                         Subclass     Subclass         Total         Subclass        Subclass        Total
Floating Rate Notes                        B-1           B-2          Class B           C-1             C-2         Class C

---------------------------------------------------------------------------------- ----------------------------------------------
Applicable LIBOR                           5.02250%       5.02250%                       5.02250%       5.02250%
Applicable Margin                           0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                   5.62250%       6.07250%                       6.37250%       7.07250%
Day Count                                   Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                            28             28                             28             28
Interest Amount Payable                  301,414.74     348,087.64                     413,696.24     438,619.33
Step-up Interest Amount Payable             NA             NA                             NA             NA
---------------------------------------------------------------------------------- ----------------------------------------------
Total Interest Paid                      301,414.74     348,087.64      649,502.38     413,696.24     438,619.33       852,315.57
---------------------------------------------------------------------------------- ----------------------------------------------

Expected Final Payment Date               15-Jul-13      15-Jul-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                  17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00
---------------------------------------------------------------------------------- ----------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 68,925,431.37  73,699,670.94  142,625,102.31  83,467,267.83  79,736,887.85   163,204,155.68
---------------------------------------------------------------------------------- ----------------------------------------------
Extended Pool Factors                        91.82%        100.00%                         99.87%         100.00%
Pool Factors                                 86.38%         99.63%                         97.80%          99.41%
---------------------------------------------------------------------------------- ----------------------------------------------
Minimum Principal Payment                                                        -              -              -                -
Scheduled Principal Payment               36,434.01      38,957.67       75,391.68     121,645.81      75,341.70       196,987.51
Supplemental Principal Payment                    -              -               -              -              -                -
---------------------------------------------------------------------------------- ----------------------------------------------
Total Principal Distribution Amount       36,434.01      38,957.67       75,391.68     121,645.81      75,341.70       196,987.51
---------------------------------------------------------------------------------- ----------------------------------------------
Redemption Amount                                                                               -              -
- amount allocable to principal                                                                 -              -
- amount allocable to premium                                                                   -              -

---------------------------------------------------------------------------------- ----------------------------------------------
Closing Outstanding Principal Balance 68,888,997.36  73,660,713.27  142,549,710.63  83,345,622.02  79,661,546.15   163,007,168.17
---------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------

Fixed Rate Notes                            D-2

----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
----------------------------------------------------
Total Interest Paid                       708,333.33
----------------------------------------------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
----------------------------------------------------
Total Principal Distribution Amount                -
----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                      --------------
- amount allocable to premium                      -
----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
----------------------------------------------------

                                  Page 3 of 4




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                      15-May-01
Current Calculation Date                  09-May-01
Previous Payment Date                     17-Apr-01
Previous Calculation Date                 09-Apr-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-May-01
End of Interest Accrual Period            15-Jun-01
Reference Date                            11-Jun-01

---------------------------------------------------------------------------------------------------------------------------

                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           4.12250%    4.12250%    4.12250%   4.12250%    4.12250%     4.12250%   4.12250%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    4.4425%     4.5825%     4.6425%    4.7225%     5.1725%      5.4725%    6.1725%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

Fixed Rate Notes                            D-1

----------------------------------------------------

Actual Pool Factor                          100.00%

----------------------------------------------------
----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    163,775.09  565,000.00  183,541.00  68,925.43   73,699.67    83,467.27  79,736.89
Total Principal Payments                   2,559.69           -    2,868.62      36.43       38.96       121.65      75.34
Closing Outstanding Principal Balance    161,215.40  565,000.00  180,672.38  68,889.00   73,660.71    83,345.62  79,661.55

Total Interest                               680.53    2,409.25      791.21     301.41      348.09       413.70     438.62
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

(b) Fixed Rate Notes                        D-2

----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

----------------------------------------------------

                                  Page 4 of 4

             AerCo Limited - Cumulative Cash Performance to date --
                         July 17, 2000 to May 15, 2001


                                                                                             All amounts in millions of US dollars
                                                                                                   unless otherwise stated
                                                                                             -------------------------------------
                                                     Jul 17 - Oct 15 - Jan 16-                      Cumulative to Date
                                       Jul 17 2000   Sept 15  Dec 15   Mar 15   Apr-15  May-15         *Adjusted
                                                        2000    2000    2001    2001    2001  Actual base case Variance
                                                        ----    ----    ----    ----    ----  ------ --------- --------

                CASH COLLECTIONS
 [1]            Lease Rentals                           30.6     49.6    46.2    16.4    13.0    155.8   158.2   (2.4)
 [2]              - Renegotiated Leases                  -       -       -       -               -       -       -
 [3]              - Rental Resets                        -       -       (0.2)   (0.2)   (0.2)    (0.6)  -       (0.6)
                                                      ------   ------  ------  ------  ------   ------  ------ ------
 [4]  [1]...[3]     Contracted Lease Rentals            30.6     49.6    46.0    16.2    12.8    155.2   158.2   (3.0)

 [5]            Movement in Current Arrears Balance     (1.9)     0.2    (2.9)    0.9     0.5     (3.2)   -      (3.2)

                less Net Stress-related Costs
 [6]             - Bad Debts                             -       (1.2)   (0.3)           -        (1.5)   (1.6)   0.1
 [7]             - Security Deposits Drawn Down          -       -        0.4    -       -         0.4            0.4
 [8]             - Restructured Arrears                  0.3      0.2     0.4    -                 0.9     1.0   (0.1)
 [9]             - AOG                                   -       (0.7)   (1.4)   (0.3)   (0.3)    (2.7)   (6.6)   3.9
[10]             - Other Leasing Income                  -       -       -       -                -               -
[11]             - Repossession Costs                    -       -       (0.1)   (0.1)   (0.2)    (0.4)   (1.3)   0.9
                                                      ------   ------  ------  ------  ------   ------  ------ ------
[12]     [6]...[11]    sub-total                         0.3     (1.7)   (1.0)   (0.4)   (0.5)    (3.3)   (8.5)   5.2

[13]     [4]+[5]+[12]   Net Lease Rentals               29.0     48.1    42.1    16.7    12.8    148.7   149.7   (1.0)

[14]            Interest Earned                          0.7      1.6     1.4     0.4     0.5      4.6     3.0    1.6

[15]            Drawings from Expense Account                            -       -                -       -       -

                Maintenance Receipts                     3.2      5.4     3.4     1.3     1.4     14.7    -      14.7
                Maintenance Payments                    (0.7)    (2.0)   (1.9)   (0.8)   (1.7)    (7.1)   -      (7.1)
                                                      ------   ------  ------  ------  ------   ------  ------ ------
[15]            Net Maintenance                          2.5      3.4     1.5     0.5    (0.3)     7.6    -       7.6

[16]    [13]...[15]    Total Cash Collections           32.2     53.1    45.0    17.6    13.0    160.9   152.7    8.2
                                                      ======   ======  ======  ======  ======  ======= ======= ======

                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                            -        (0.1)   -       -                (0.1)
[18]             - Re-leasing and other overheads       (0.1)    (4.9)   (0.6)   (0.3)   (0.1)    (5.9)   (3.2)  (2.7)
                                                      ------   ------  ------  ------  ------   ------  ------ ------
[19]     [17]+[18]      subtotal                        (0.1)    (5.0)   (0.6)   (0.3)   (0.1)    (6.0)   (3.2)  (2.8)

                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                         (0.3)    (0.7)   (0.6)   (0.3)   (0.3)    (2.2)   (1.9)  (0.3)
                 - Rent Collected Fee                   (0.3)    (0.7)   (0.6)   (0.3)   (0.3)    (2.2)   (1.9)  (0.3)
                 - Previous Servicer Fees               (1.8)    -       -       -                (1.8)          (1.8)
                                                      ------   ------  ------  ------  ------   ------  ------ ------
[21]            sub-total                               (2.4)    (1.4)   (1.2)   (0.6)   (0.6)    (6.2)   (3.8)  (2.4)

[22]            Other Servicer Fees                     (0.5)    (4.6)   (2.4)   (0.9)   (0.3)    (8.6)   (4.5)  (4.1)
                                                      ------   ------  ------  ------  ------   ------  ------ ------
[23]     [21]+[22]      subtotal                        (2.9)    (6.0)   (3.6)   (1.5)   (0.9)   (14.8)   (8.3)  (6.5)

[24]     [20]+[23]     Total Cash Expenses              (3.0)   (11.0)   (4.2)   (1.8)   (1.0)   (20.8)  (11.5)  (9.3)
                                                      ======   ======  ======  ======  ======  ======= ======= ======

                NET CASH COLLECTIONS
[25]     [17]   Total Cash Collections                  32.2     53.1    45.0    17.6    13.0    160.9  152.70    8.2
[26]     [24]   Total Cash Expenses                     (3.0)   (11.0)   (4.2)   (1.8)   (1.0)   (20.8) (11.50)  (9.3)
[27]            Movement in Expense Account              2.8      2.8     1.2    (0.4)    1.0      7.4     -      7.4
[28]            Interest Payments                      (18.2)   (30.6)  (23.5)  (10.2)   (6.1)   (88.6)  (87.5)  (1.1)
[29]            Swap Payments                            0.5      0.3    (0.5)   (0.8)   (1.3)    (1.8)    2.1    0.3
[30]            Exceptional Items                       -        -        1.4    46.3     0.1     47.8    53.8   (6.0)
                                                      ------   ------  ------  ------  ------  ------- ------- ------
[31]    [25]...[30]    TOTAL                            14.3     14.6    19.4    50.7     5.7    104.9  105.40   (0.5)
                                                      ======   ======  ======  ======  ======  ======= ======= ======
[32]            PRINCIPAL PAYMENTS
                subclass A                              14.2     11.1    17.0    43.6     5.4     91.5    91.6   (0.1)
                subclass B                              -         3.2     2.0     6.9     0.1     12.3    12.7   (0.4)
                subclass C                               0.1      0.3     0.4     0.2     0.2      1.1     1.1   (0.0)
                subclass D                              -        -       -       -       -       -       -       -
                                                      ------   ------  ------  ------  ------   ------  ------ ------
                Total                                   14.3     14.6    19.4    50.7     5.7    104.9  105.40   (0.5)
                                                      ======   ======  ======  ======  ======  ======= ======= ======


                Debt Balances
                subclass A                    998.4    984.2    973.1   955.9   912.3   906.9    906.9   906.8    0.1
                subclass B                    154.8    154.8    151.6   149.5   142.6   142.5    142.5   142.1    0.4
                subclass C                    164.1    164.0    163.7   163.4   163.2   163.0    163.0   163.0   (0.0)
                subclass D                    100.0    100.0    100.0   100.0   100.0   100.0    100.0   100.0    -
                                            -------  -------  ------- ------- ------- -------  ------- ------- ------
                TOTAL                       1,417.3  1,403.0  1,388.4 1,368.8 1,318.1 1,312.4  1,312.4 1,311.9    0.5
                                            =======  =======  ======= ======= ======= =======  ======= ======= ======



                                                               Dollar amounts expressed
                                                                    as a percentage
                                                             2000 Base Case Lease Rentals
                                                             ----------------------------
                                                                 Cumulative to Date
                                                                     *Adjusted
                                                             Actual  base case Variance
                                                             ------  --------- --------

                CASH COLLECTIONS
 [1]            Lease Rentals                                    98.5%   100.0%  -1.5%
 [2]              - Renegotiated Leases                           0.0%     0.0%   0.0%
 [3]              - Rental Resets                                -0.4%     0.0%  -0.4%
                                                               ------   ------ ------
 [4]  [1]...[3]     Contracted Lease Rentals                     98.1%   100.0%  -1.9%

 [5]            Movement in Current Arrears Balanc               -2.0%     0.0%  -2.0%

                less Net Stress-related Costs
 [6]             - Bad Debts                                     -0.9%    -1.0%   0.1%
 [7]             - Security Deposits Drawn Down                   0.3%     0.0%   0.3%
 [8]             - Restructured Arrears                           0.6%     0.6%  -0.1%
 [9]             - AOG                                           -1.7%    -4.2%   2.5%
[10]             - Other Leasing Income                           0.0%     0.0%   0.0%
[11]             - Repossession Costs                            -0.3%    -0.8%   0.6%
                                                               ------   ------ ------
[12]  [6]...[11]    sub-total                                 -2.1%    -5.4%   3.3%

[13]     [4]+[5]+[12]   Net Lease Rentals                        94.0%    94.6%  -0.6%

[14]            Interest Earned                                   2.9%     1.9%   1.0%

[15]            Drawings from Expense Account                     0.0%     0.0%   0.0%

                Maintenance Receipts                              9.3%     0.0%   9.3%
                Maintenance Payments                             -4.5%     0.0%  -4.5%
                                                               ------   ------ ------
[15]            Net Maintenance                                   4.8%     0.0%   4.8%

[16]  [13]...[15]      Total Cash Collections                   101.7%    96.5%   5.2%
                                                               ======   ====== ======

                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                                     -0.1%     0.0%   0.0%
[18]             - Re-leasing and other overheads                -3.7%    -2.0%  -1.7%
                                                               ------   ------ ------
[19]     [17]+[18]      subtotal                                 -3.8%    -2.0%  -1.7%

                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                                  -1.4%    -1.2%  -0.2%
                 - Rent Collected Fee                            -1.4%    -1.2%  -0.2%
                 - Previous Servicer Fees                        -1.2%     0.0%  -1.2%
                                                               ------   ------ ------
[21]            sub-total                                        -3.9%    -2.4%  -1.5%

[22]            Other Servicer Fees                              -5.4%    -2.8%  -2.6%
                                                               ------   ------ ------
[23]     [21]+[22]      subtotal

[24]     [20]+[23]      Total Cash Expenses                     -13.1%    -7.3%  -5.9%
                                                               ======   ====== ======

                NET CASH COLLECTIONS
[25]     [17]   Total Cash Collections                          101.7%    96.5%   5.2%
[26]     [24]   Total Cash Expenses                             -13.1%    -7.3%  -5.9%
[27]            Movement in Expense Account                       4.6%     0.0%   4.6%
[28]            Interest Payments                               -56.0%   -55.3%  -0.7%
[29]            Swap Payments                                    -1.1%    -1.3%  -0.2%
[30]            Exceptional Items                                30.2%    34.0%  -3.8%
                                                               ------   ------ ------
[31]     [25]...[30]   TOTAL                                     66.3%    66.6%  -0.3%
                                                               ======   ====== ======


[32]            PRINCIPAL PAYMENTS
                subclass A                                       57.8%    57.9%  -0.1%
                subclass B                                        7.8%     8.0%  -0.3%
                subclass C                                        0.7%     0.7%   0.0%
                subclass D                                        0.0%     0.0%   0.0%
                                                               ------   ------ ------
                Total                                            66.3%    66.6%  -0.3%
                                                               ======   ====== ======


*Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

--------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                           2000
          ---------------                                                         *Adjusted
                                Closing                     Actual                 Base Case
--------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                 104.9                105.4
          Add Back Interest                                     88.6                 87.5
          Add Back Swap Payments                                 1.8                  2.1
a         Net Cash Collections                                 195.3                195.0

b         Swaps                                                  1.8                  2.1
c         Class A Interest                                      43.8                 56.8
d         Class A Minimum                                       30.5                 37.9
e         Class B Interest                                       8.8                  9.4
f         Class B Minimum                                        7.7                  8.1
g         Class C Interest                                      10.6                 11.3
h         Class C Minimum                                          -                    -
I         Class D Interest                                       7.1                  7.1
j         Class D Minimum                                          -                    -
k         Class A Scheduled                                        -                    -
l         Class B Scheduled                                      4.1                  4.6
m         Class C Scheduled                                      1.2                  1.2
n         Class D Scheduled                                        -                    -
o         Permited Aircraft Modifications                                               -
p         Class A Supplemental                                  61.0                 53.7
                                                            --------              -------
          Total                                                186.8                192.2
                                                            --------              -------

   [1]    Interest Coverage Ratio
          Class A                                               3.51                 3.31  = a / (b+c)
          Class B                                               2.06                 1.84  = a / (b+c+d+e)
          Class C                                               1.72                 1.55  = a / (b+c+d+e+f+g)
          Class D                                               1.62                 1.47  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                               1.57                 1.42  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                               1.57                 1.42  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                               1.57                 1.42  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                               1.57                 1.42  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              -------------------------------------------------------------------
                                    2000 Base Case         Actual           2000 Adjusted Base Case
                                     15-Jul-00             15-May-01            15-May-01
                              -------------------------------------------------------------------
   [3]    Assumed Portfolio Value  1,566.7                   1,439.9              1,439.9

          Liquidity Reserve Amount
          Cash                        65.0                      65.0                 65.0
            - Accrued Expenses         5.0                       7.0                  5.0
            - Security Deposits       22.4                      20.8                 22.4
                                 ---------              ------------         ------------
          subtotal cash               92.4                      92.8                 92.4
           Letters of Credit             -                         -                    -
                                 ---------              ------------         ------------
          Total Liquidity Reserve     92.4                      92.8                 92.4

   [4]    Total Asset Value        1,659.1                   1,532.7              1,583.6

          Note Balance
          Class A                    998.4         60.2%       906.9    59.2%       906.8   59.2%
          Class B                    154.8         69.5%       142.5    68.5%       142.1   68.5%
          Class C                    164.1         79.4%       163.0    79.1%       163.0   79.1%
          Class D                    100.0         85.4%       100.0    85.6%       100.0   85.6%
                                  --------                 ---------             --------
          Total                    1,417.3                   1,312.4              1,311.9

*Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                 AERCO LIMITED


-----------------------------------------------------------------------------------------------------------------
  Note:                 Report Line Name        Description
-----------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
   [1]             Lease Rentals                Assumptions per the July 2000 Prospectus adjusted for aircraft sales
   [2]             - Renegotiated Leases        Change in contracted rental cash flow caused by a
                                                renegotiated lease
   [3]             - Rental Resets              Re-leasing events where new lease rate deviated from the 2000 Base Case
   [4]  [1]...[3] Contracted Lease Rentals      Current Contracted Lease Rentals due as at the latest Calculation Date
   [5]            Movement in Current Arrears
                  Balance                       Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad debts

                  less Net Stress related Costs
   [6]            - Bad debts                   Arrears owed by former lessees and deemed irrecoverable.
   [7]            - Restructured arrears        Current arrears that have been capitalised and restructured as a Note Payable.
   [8]            - Security deposits drawn
                     down                       Security deposits received following a lesse default
   [9]            - AOG                         Lost of rental due to an aircraft being off-lease and non-revenue earning
  [10]            - Other Leasing Income        Includes lease termination payments, rental guarantees and late payments charges
  [11]            - Repossession                Legal and technical costs incurred in repossessing aircraft.
  [12]  [6]...[11]  sub-total

  [13] [4]+[5]+[12] Net Lease Rentals           Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

  [14]            Interest Earned               Interest earned on monthly cash balances
  [15]            Net Maintenance               Maintenance Revenue Reserve received less and reimbursements to lessees.
  [16] [13]..[15] Total Cash Collections        Net Lease Rentals + Interest Earned + Net Maintenance

          -------------------------------------------------------------------------------------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses   All operational costs related to the leasing of aircraft.
  [17]             - Insurance                  Premium for contingent insurance policies
  [18]             - Re-leasing and other       Costs associated transferring an aircraft from one lessee to another
  [19]  [17]+[18] subtotal

                  SG&A Expenses
  [20]            Aircraft Servicer Fees        Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                   Fixed amount per month per aircraft
                   - Rent Contracted Fee        1.00% of rental contracted for the month
                   - Rent Collected Fee         1.25% of rental received for the month
                   - Previous Servicer Fees     Fees paid to the previous Servicer of AerFi
  [21]     [20]   subtotal
  [22]            Other Servicer Fees           Administrative Agent, trustee and professional fees paid to other service providers.
  [23]  [21]+[22] subtotal

  [24]  [19]+[23] Total Cash Expenses           Aircraft Operating Expenses + SG&A Expenses

        -----------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
  [25]     [16]   Total Cash Collections        line 16 above
  [26]     [24]   Total Cash Expenses           line 24 above
  [27]            Movement in Expense Account   Movement in Expense Account
  [28]            Interest Payments             Interest paid on all outstanding debt
  [29]            Swap payments                 Net swap payments (paid) /received
  [30]            Proceeds from Aircraft Sales  Proceeds, net of fees and expenses, from the sale of aircraft
  [31] [25]..[30] Exceptional Items             Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
        -----------------------------------------------------------------------------------------------